UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 22, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on October 22, 2012, entitled "Transaction to realise value and secure long-term growth on the NCS".

Transaction to realise value and secure long-term growth on the NCS

Statoil ASA (OSE: STL, NYSE: STO) has signed an agreement to exit the Brage licences, farm down in Gjøa and Vega and acquire a 15 % stake in the Edvard Grieg licence near the Johan Sverdrup field in the North Sea.

This transaction with the German oil and gas company Wintershall gives Statoil net proceeds of USD 1.45 billion, and begins a strategic partnership between Statoil and Wintershall.

The consideration to be paid by Wintershall includes a contingent consideration of USD 100 million relating to the production on Vega.

“This transaction realises significant value for our shareholders, demonstrates the value of our NCS portfolio, and further enhances the financial flexibility of Statoil. We continue our effort to optimise our portfolio, invest in core areas and utilise our key competencies to support our growth strategy,” says Helge Lund, Statoil’s president and chief executive officer.

Wintershall is an established player on the Norwegian continental shelf (NCS). As part of the agreement, Wintershall will take over the operatorship of Brage, subject to authority approval.

“Through the cooperation with Statoil, we are taking a big step forward in realising our growth strategy and expanding our activities at the source. This enables Wintershall to become one of the leading producers in Norway and balances the global portfolio even more effectively,” Rainer Seele, Wintershall’s chairman of the board of executive directors said.

The effective date will be 1 January 2013. Statoil’s production from the divested assets in the first half of 2012 is 39 kboed. The transaction is expected to close in the second half of 2013, pending government approval.

Optimising the NCS portfolio

The transaction delivers on important building blocks in Statoil’s strategy to further revitalise the NCS with high value barrels, and create value through active portfolio management.

“The NCS is and will continue to be the backbone of our company. By developing new fields and increasing oil recovery, it is our ambition to continue producing more than 1.4 million barrels of oil equivalent per day in Norway in 2020. This transaction enables a more focused portfolio on the NCS and positions us for further growth,” says Øystein Michelsen, Statoil’s executive vice president for Development & Production Norway.

Consolidating position in Johan Sverdrup area with new asset

By entering the Edvard Grieg licence (formerly Luno), Statoil will consolidate its position as the largest player on the Utsira High. Statoil will now hold a working interest in all discoveries in this area: Johan Sverdrup, Edvard Grieg, Dagny and Ivar Aasen.

“The Norwegian continental shelf is a world class oil and gas region and with a giant discovery like Johan Sverdrup, the Utsira High has proved to be one of its most prospective areas. Adding Edvard Grieg to the portfolio further strengthens our industrial position for long-term value creation in this area. Developing the Utsira High area will be one of the major undertakings for Statoil in decades to come,” says Michelsen.

Entering partnership

As part of the transaction, Statoil and Wintershall have signed a Memorandum of Understanding (MoU) to create a broader platform of co-operation including projects and research into Increased Oil Recovery (IOR).

“This agreement is the beginning of a long-term strategic and technological partnership between our two companies. Together, we will develop new insights and technologies to increase value creation on the NCS and internationally,” says Lund.

“With our cooperation in research activities to increase production from oil fields and to examine the offshore application of innovative technologies being developed by Wintershall and BASF we want to create added value,” says Seele.

In addition, the parties have agreed to cooperate in research on unconventional hydrocarbon deposits. As part of this cooperation, Statoil will receive a 49 percent share in the Wintershall concessions Rhineland and Ruhr in Germany.

Change of operatorship on Brage

As part of the agreement, Wintershall will take over the operatorship of the Brage oil field 1). The development encompasses an integrated accommodation, processing and drilling installation, and involves approximately 150 employees offshore and onshore.

“With our ambition to become the new operator of Brage, we are making headway in expanding Wintershall-operated production in Norway. We want to be active on the NCS and invest in the long term, establish ourselves as a partner – and take on responsibility. Wintershall focuses on the entire E&P life cycle. We believe in the potential of the Norwegian continental shelf”, says Bernd Schrimpf, Managing Director of Wintershall Norge AS.

Statoil and Wintershall will work closely together to ensure a safe and efficient hand-over of the operatorship of Brage. The transaction will not result in any redundancies.

The transaction

Farm-downs
Gjøa	20% - 5%
Vega Unit	54% - 24%
PL090C	45% - 15%
PL248 and PL248B	60% - 30%
Exit
Brage	32.7% - 0%
New asset
Edvard Grieg	0% - 15%

1) Subject to approval of the authorities

Edvard Grieg field is an oil field located in the North Sea.

  Plan for development and operation (PDO) approved in June 2012
  First production is expected in late 2015, with a forecast gross peak production of approximately 100,000 barrels of oil per day.
  Lundin Norway AS is the operator with a 50 per cent working interest. Following this transaction, Statoil and Wintershall will hold 15 per cent each and OMV will hold a 20 per cent interest, pending approvals.

Gjøa is an oil and gas field in the North Sea.

  The field is developed with a semi-submersible production platform and five sub-sea templates.
  Statoil was operator in the field development phase.
  GDF SUEZ E&P Norge assumed operatorship at production start-up.

Vega and Vega South are gas and condensate fields in the North Sea. These fields developed with three seabed templates, sending gas and condensate to the Gjøa platform. Statoil will remain operator.

Lambert Energy Advisory Ltd were sole advisors to Statoil on this process.

A press briefing will be held by Statoil and Wintershall at 12.00 CET at Statoil’s main office, Forus East, Stavanger. Video conference will be available at Statoil’s offices at Fornebu and in Bergen.

Statoil ASA, is an international energy company with operations in 36 countries. Building on 40 years of experience from oil and gas production on the Norwegian continental shelf, we are committed to accommodating the world's energy needs in a responsible manner, applying technology and creating innovative business solutions. We are headquartered in Norway with approx. 21,000 employees worldwide, and are listed on the Oslo and New York stock exchanges.

Wintershall, based in Kassel, Germany, is a wholly-owned subsidiary of BASF in Ludwigshafen. The company has been active in the exploration and production of crude oil and natural gas for over 80 years, with activity in Europe, North Africa, South America, Russia, the Caspian Sea region and the Middle East. Its subsidiary Wintershall Norge AS is one of the largest licence holders in Norway with over 40 licences and more than 20 operatorships. The company is based in Stavanger and employs more than 200 staff before this transaction.

For more information:

Investor relations
Hilde Merete Nafstad, senior vice president, Investor Relations
Tel: +47 957 83 911

Lars Valdresbråten, IR officer, Investor Relations
Tel: +47 402 81 789

Morten Sven Johannessen, vice president, Investor Relations
Tel: + 1 (203) 570-2524

Media
Jannik Lindbæk Jr, vice president, Media Relations
Tel: +47 97755622

Ola Anders Skauby, press spokesperson, Media Relations
Tel: +47 905 98 519

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: October 22, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer